Return of Capital

The Fund adjusts the  classification  of  distributions  to  shareholders to
reflect  the   differences   between   financial   statement   amounts  and
distributions   determined  in  accordance  with  income  tax  regulations.
Accordingly, during the year ended September 30, 1998, amounts have been reclassified to reflect a decrease in undistributed net investment income of $1,850,956. Paid-in capital was decreased by the same amount.